United States securities and exchange commission logo





                            March 29, 2022

       Edward Vakser
       Chief Executive Officer
       AURI INC
       1712 Pioneer Avenue, Suite 500
       Cheyenne, Wyoming 82001

                                                        Re: AURI INC
                                                            Registration
Statement on Form 1-A
                                                            Filed March 15,
2022
                                                            File No. 024-11830

       Dear Mr. Vakser:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on March 15, 2022

       Financial Statements, page 37

   1. Please update your financial statements in accordance with subparagraph (a) of Part F/S on Form 1-A.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward Vakser
AURI INC
March 29, 2022
Page 2

       Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 at
with any other questions.



                                                        Sincerely,
FirstName LastNameEdward Vakser
                                                        Division of Corporation
Finance
Comapany NameAURI INC
                                                        Office of Manufacturing
March 29, 2022 Page 2
cc:       Jonathan D. Leinwand
FirstName LastName